1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Results for the six months and year ended 31 December 2020 – Short form announcement
Johannesburg, 18 February 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2020, and reviewed condensed consolidated provisional financial statements for the year ended
31 December 2020.
SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2020
•
Profit attributable to owners of Sibanye-Stillwater increased to R29,312m (US$1,781m) from R62m (US$5m) for 2019
•
Record adjusted Free Cash Flow (FCF) of R19.9bn (US$1.2bn) – 63x increase from R318m (US$22m) for 2019
•
Driven by larger diversified production base and robust recovery from COVID lockdown in SA
–
Proven ability to assess and respond to challenges
•
Deleveraging achieved – net cash of R3.1bn (US$210m) at end 2020
–
Shift in strategic focus to capital allocation
•
Final dividend of R9.4bn (US$649m) for 2020 – 321cps (US88.8cents per ADR). Full year dividend yield of 8.7%
1
•
R6.8bn approved investment in high return SA PGM and gold projects securing operational sustainability and 7,000 jobs
1
Based on the average share price of R42.52 for the year end 31 December 2020
KEY OPERATING RESULTS
US dollar
SA Rand
Year ended
Six months ended
Six months ended
Year ended
Dec
2019
Dec
2020
Dec
2019
Jun
2020
Dec
2020
KEY STATISTICS
Dec
2020
Jun
2020
Dec
2019
Dec
2020
Dec
2019
UNITED STATES (US) OPERATIONS
PGM operations
1,2

593,974
603,067
309,202 297,740
305,327
oz 2E PGM
2
production kg
9,497
9,261 9,617
18,758
18,475
853,130
840,170
431,681 397,472
442,698
oz PGM recycling
1
kg
13,769
12,363 13,427
26,132
26,535
1,403
1,906
1,508 1,837
1,970
US$/2Eoz Average basket price R/2Eoz
32,026
30,621 22,150
31,373
20,287
504.2
794.8
295.9 360.0
434.8
US$m Adjusted EBITDA
3
Rm
7,081.2
6,002.0 4,332.5
13,083.2
7,290.9
27
29
28 26
32
% Adjusted EBITDA margin
3
%
32
26 28
29
27
784
874
795 866
882
US$/2Eoz All-in sustaining cost
4
R/2Eoz
14,342
14,429 11,678
14,385
11,337
SOUTHERN AFRICA (SA) OPERATIONS

PGM operations
2,5
1,608,332
1,576,507
980,343 657,828
918,679
oz 4E PGM
2
production kg
28,574
20,461 30,492
49,035
50,025
1,383
2,227
1,475 2,002
2,396
US$/4Eoz Average basket price R/4Eoz
38,954
33,375 21,671
36,651
19,994
608.3
1,766.5
464.5 542.8
1,223.7
US$m Adjusted EBITDA
3
Rm
20,024.4
9,050.1 6,753.2
29,074.5
8,796.2
32
53
32 42
60
% Adjusted EBITDA margin
3
%
60
42 32
53
32
1,027
1,111
1,074 1,156
1,082
US$/4Eoz All-in sustaining cost
4
R/4Eoz
17,586
19,277 15,779
18,280
14,857
Gold operations
932,659
982,559
587,908 403,621
578,939
oz Gold production kg
18,007
12,554 18,286
30,561
29,009
1,395
1,747
1,432 1,613
1,850
US$/oz Average gold price R/kg
967,229
864,679 676,350
924,764
648,662
(67.0)
472.1
140.0 100.9
371.2
US$m Adjusted EBITDA
3
Rm
6,087.4
1,682.9 1,967.7
7,770.3
(969.4)
(5)
28
16 16
36
% Adjusted EBITDA margin
3
%
36
16 16
28
(5)
1,544
1,406
1,347 1,493
1,347
US$/oz All-in sustaining cost
4
R/kg
704,355
800,048 636,405
743,967
717,966
GROUP
4.5
1,780.9
22.6 563.1
1,217.8
US$m Basic earnings Rm
19,926.9
9,385.0 316.8
29,311.9
62.1
(69.7)
1,770.7
19.3 561.5
1,209.2
US$m Headline earnings Rm
19,785.1
9,360.4 254.9
29,145.5
(1,008.2)
1,034.3
3,000.4
892.4 990.4
2,010.0
US$m Adjusted EBITDA
3
Rm
32,870.9
16,514.0 12,937.5
49,384.9
14,956.0
14.46
16.46
14.69 16.67
16.26
R/US$
Average exchange rate using daily
closing rate

1
The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand (rand). In addition to the US PGM operations’
underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum and rhodium ounces fed to the furnace
2
The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum and palladium, referred to as 2E (2PGM)
3
The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11.2 of the condensed consolidated provisional financial statements. Adjusted
EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4
See “Salient features and cost benchmarks” sections for the definition of All-in sustaining cost (AISC)
5
SA PGM operations’ results for the year ended 31 December 2019 include the Marikana operations for the seven months since acquisition

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OF SIBANYE STILLWATER
2020 was a defining year for the Group, marking the end of the deleveraging phase that has prevailed over the past three years. Despite the significant challenges associated with the COVID-19 pandemic, the Group delivered a record financial performance and made notable progress towards delivery on many strategic targets. This performance is testament to benefits of the strategic growth and diversification undertaken in recent years and reflects the quality, depth and resilience of the Sibanye-Stillwater leadership. We have come out of this period strongly, and the Group is well positioned for the ongoing delivery of value for all stakeholders.
Despite the ongoing implementation and observance of COVID-19 protocols to support the health and wellbeing of our workforce, production from the three operating segments for 2020 was consistent with the prior year. The build-up to normalised production levels at the SA operations from the COVID-19 lockdown in Q2 2020 exceeded forecasts despite the adoption of a phased return to work in order to protect the health and safety of employees during this sensitive period. Both the SA gold and PGM operations reached normalised production rates in November 2020, positioning the Group for an improved operational performance in 2021.
The SA PGM operations produced 1,576,507 4Eoz in 2020 (including attributable ounces from Mimosa), exceeding the upper limit of revised annual guidance of between 1,350,000 4Eoz and 1,450,000 4Eoz by 9%, with PGM production of 918,679 4Eoz for H2 2020, 40%
higher than for H1 2020. Mined PGM production from the US PGM operations of 603,067 2Eoz in 2020 was marginally higher year-on-year, but below revised guidance of between 620,000 and 650,000 2Eoz, primarily due to the impact of a spike in COVID-19 infections at the
US PGM operations in Q4 2020, associated with a severe wave of COVID-19 infections in Montana. Despite the COVID-19 disruptions, H2
2020 production of 305,327 2Eoz was 3% higher than for H1 2020, with most operating trends improving towards the end of the year.
Production from the SA Gold operations (excluding DRDGOLD) of 25,190kg (809,877oz) was 3% above revised guidance of between
23,500 and 24,500kg (756,000oz and 788,000oz), with production of 15,023kg (483,001oz) for H2 2020, 48% higher than for H1 2020.
This solid operational performance underpinned the record financial results by obtaining full exposure to higher average precious metal prices. The average 4E PGM basket price increased by 83% to R36,651/4Eoz (US$2,227/4Eoz) for 2020 with the average 2E PGM basket price increasing by 36% to US$1,906/2Eoz (R31,373/2Eoz) and the average rand gold price increasing by 43% to R924,764/kg (US$1,747/oz).
The average SA exchange rate depreciated by 14% to R16.46/US$ for the year.
Group revenue increased by 75% year-on-year to R127,392 million (US$7,740 million), with H2 2020 revenue of R72,374 million (US$4,439 million) on par with full year revenue of R72,925 million (US$5,043 million) for 2019. Group adjusted EBITDA for 2020 increased by 230% year-
on-year to R49,385 million (US$3,000 million) compared to R14,956 million (US$1,034 million) for 2019.
This resulted in profit attributable to owners of Sibanye-Stillwater, increasing 472 fold from R62 million (US$5 million) for 2019 to R29,312 million (US$1,781 million). Basic earnings per share (EPS) of 1,074 cents (US 65 cents/US 261 cents/ADR) and headline earnings per share
(HEPS) of R1,068 cents (US 65 cents/US 260 cents/ADR) increased by 53,600% and 2,770% respectively year-on year.
Sibanye-Stillwater’s economic contribution to the regions in which we operate grew commensurately to our profitability, with royalties increasing by 310% to R1,765 million (US$107million) for 2020 from R431 million (US$30 million) for 2019 and current mining tax increasing from R1,849 million (US$128 million) for 2019 to R5,374 million (US$327 million) for 2020. Along with other taxes, this R4,859 million (US$295 million) higher fiscal contribution is significant, particularly during a period when many countries have experienced economic devastation associated with the COVID-19 pandemic.
The Group deleveraging was successfully achieved during the year, with borrowings reducing by R5,354 million (US$444 million) to R18,383 million (US$1,251 million) and cash and cash equivalents increasing to R20,240 million (US$1,378 million). On a trailing 12 month basis, adjusted EBITDA increased by 230% to R49,385 million (US$3,000 million) resulting in a net cash: adjusted EBITDA ratio of 0.06x compared to net debt: adjusted EBITDA of 1.25x at the end of 2019.
This accelerated deleveraging has significantly de-risked the Group from a financial perspective, addressing what market analysts have continually highlighted as a primary concern and a justification for a relative discount in our investment rating since 2017. Completing this strategic priority allows for a shift in the strategic focus from deleveraging to capital allocation - securing an appropriate balance between consistent and sustained flows of value to stakeholders and allocating capital to ensure the sustainability of the Group and support strategic growth.
After giving due consideration to the successful resumption of operations to normalised operating levels during H2 2020 and the robust financial position of the Group, the Board declared a year-end dividend which delivers a full year dividend to shareholders at the top end of the Group policy range.
Normalised earnings
**
which are the basis for the declaration of dividends as per the Group dividend policy increased by R28,247 million
(US$1,696 million), to R30,607 million (US$1,860 million) for 2020 from R2,360 million (US$163 million) in 2019, resulting in the Board declaring full year dividends of R10,713 million (US$649 million) or 371 cents per share (US$25.15 cents per share or US$100.62 cents per ADR).
** Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements and is the responsibility of the board of directors (Board)
KEY FINANCIAL RESULTS
US dollar
SA rand
Year ended
Six months ended
Six months ended
Year ended
Dec
2019
Dec
2020
Dec
2019
Jun
2020
Dec
2020
Dec
2020
Jun
2020
Dec
2019
Dec
2020
Dec
2019
5,043.3
7,739.5
3,385.9 3,300.5
4,439.0
Revenue (million)
72,373.7
55,018.7 49,390.5
127,392.4
72,925.4
-
65
1 21
44
Basic earnings per share (cents)
716
351 12
1,074
2
(3)
65
1 21
44
Headline earnings per share (cents)
711
350 10
1,068
(40)

DIVIDEND DECLARATION
The Sibanye-Stillwater board of directors has declared and approved a cash dividend of 321 SA cents per ordinary share (US 22.2067 cents
*
per share or US 88.8268 cents
*
per ADR) or R9,375 million (US$649 million
*
) in respect of the six months ended 31 December 2020
(“Final dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.
Sibanye-Stillwater dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

The total dividend declared of 371 cents (Final dividend: 321 SA cents and Interim dividend: 50 SA cents) equates to 35% of normalised earnings for the year ended 2020.
The final dividend will be subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE
Listings Requirements the following additional information is disclosed:
• The dividend has been declared out of income reserves;
• The local Dividends Withholding Tax rate is 20% (twenty per centum);
• The gross local dividend amount is 321.00000 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
• The net local dividend amount is 256.80000 SA cents (80% of 321 SA cents) per ordinary share for shareholders liable to pay the Dividends
Withholding Tax;
• Sibanye-Stillwater currently has 2 923 570 507 ordinary shares in issue; and
• Sibanye-Stillwater’s income tax reference number is 9723 182 169.
Shareholders are advised of the following dates in respect of the final dividend:
Final dividend:
321 SA cents per share
Declaration date: Thursday, 18 February 2021
Last date to trade cum dividend: Tuesday, 16 March 2021
Shares commence trading ex-dividend: Wednesday, 17 March 2021
Record date: Friday, 19 March 2021
Payment of dividend: Tuesday, 23 March 2021
Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 17 March 2021 and Friday, 19
March 2021 both dates inclusive.

To holders of American Depositary Receipts (ADRs):
• Each ADR represents 4 ordinary shares;
• ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 18 March 2021;
• Record date: Friday, 19 March 2021;
• Approximate date of currency conversion: Tuesday, 23 March 2021; and
• Approximate payment date of dividend: Thursday, 1 April 2021

Assuming an exchange rate of R14.4551/US$1*, the dividend payable on an ADR is equivalent to 88.8268 United States cents for
Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
* Based on an exchange rate of R14.4551/US$ at 15 February 2021 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion

This short-form announcement is the responsibility of the Board.
The information disclosed is only a summary and does not contain full or complete details. Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at
https://www.sibanyestillwater.com/news-investors/reports/quarterly/h22020-booklet to above and via the JSE link. The full results
announcement is available for inspection at the Company’s registered office and the office of our sponsors during normal business hours and is available at no charge. Alternatively, copies of the full announcement may be requested from the Company’s Investor relations department.
The financial results as contained in the condensed consolidated provisional financial statements for the year ended 31 December
2020 have been reviewed by Ernst &Young Inc., who expressed an unmodified review conclusion thereon.
The JSE link is as follows:
https://senspdf.jse.co.za/documents/2021/jse/isse/sswe/FY20Result.pdf
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations Tel:
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa,
Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;
the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating;
a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African
Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease
(COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.